February 19, 2007

VIA EDGAR ONLY

Mr. Ryan Rohn

US Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549-7010

Re:	Beicang Iron & Steel Inc.
Form 8-K Item 4.01

Filed February 2, 2007

SEC File #000-13628

Dear Mr. Rohn:

In response to your letter, above referenced and our various phone conversations regarding the subject matter of your aforesaid letter, filed herewith please find the Registrant’s Form 8-K/A1 that contains the one revision we discussed, wherein an “s” has been inserted to describe the audit reports issued by Ronald R. Chadwick, P.C. and contained in the above referenced Registrant’s Form 10-SB for the fiscal years ended December 31, 2004 and 2005. Based upon our prior phone conversations, this resolves the staff’s comment 1 of your letter, above referenced. Also included herewith is an executed “Tandy Letter” relating to this matter.

In regard to comment 2 of your letter, this letter will confirm that no disclosure pertaining to Item 304(a)(1)(iv)(B) of Regulation S-B is included in Item 4.01 in the Form 8-K/A1 included herewith because the issue of expenses incurred by those persons purported to be acting as management of the Registrant was submitted by management and not by the Registrant’s independent accountant. Pursuant to our aforesaid conversations, as a result of this fact no applicable disclosure is so required.

Thank you for your cooperation in this matter. In the event you wish to discuss any matter relevant hereto, pleas contact the undersigned.

Yours truly,

s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm